Exhibit 99.1
WNS Announces Second Quarter Fiscal 2009 Earnings;
Updates Revenue Guidance and Reaffirms Profit Guidance for Fiscal 2009
Revenue Increases 29.6%; Revenue Less Repair Payments Increases 52.0%
Over the Corresponding Quarter in the Prior Fiscal Year
NEW YORK and MUMBAI, November 13, 2008 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of global business process outsourcing (BPO) services, today announced results for the fiscal second quarter 2009 ended September 30, 2008 and reaffirmed its profit guidance for fiscal 2009.
Revenue for fiscal second quarter 2009 at $149.8 million increased 29.6% over the corresponding quarter in the prior fiscal year, while revenue less repair payments at $109.0 million increased 52.0% over the corresponding quarter in the prior fiscal year. This growth in revenue less repair payments for the fiscal quarter was primarily due to both the strong organic growth in the global BPO business and the revenue contributions from Aviva Global Services Singapore Private Limited (AGS) and Call 24/7 Limited, which WNS acquired in July 2008 and April 2008, respectively.
“This was a strong quarter for us as we transitioned new client relationships and successfully completed the first phase of the AGS integration,” said Neeraj Bhargava, Group Chief Executive Officer. “We also achieved the milestone of exceeding $100 million in net revenues for the first time, while improving our profitability. Our strong performance in this difficult business environment clearly positions us as a leader in the BPO industry.”
Net income for fiscal second quarter 2009 was $0.2 million as against a net loss of $10.5 million during the corresponding quarter in the prior fiscal year. The net loss during the fiscal second quarter 2008 was due to the write off of goodwill and intangibles related to our mortgage banking focused BPO business whereas the net income in the current quarter was affected by amortization charges from the acquisition of AGS during the quarter.
Adjusted net income, or net income excluding amortization and impairment of goodwill and intangible assets, share-based compensation, and related fringe benefit taxes, was $11.9 million, an increase of 47.6% from the corresponding quarter in the prior year. The primary drivers of this increase were our revenue growth, tight cost management and increased income from AGS. WNS also benefited from the revaluation of US dollar-denominated assets but this benefit was primarily offset by the negative impact of foreign exchange losses from hedging, a one time tax associated with the AGS transaction, and lower interest income.
WNS recorded a basic income per ADS of $0.01 for fiscal second quarter 2009. Adjusted income per ADS, or basic income per ADS excluding share-based compensation, related fringe benefit taxes and amortization of intangible assets was $0.28 for the quarter.
“We have tightened the management of our operations and reduced non-operating costs, both of which have been reflected in this quarter’s operating margins.” said Alok Misra, Group Chief Financial Officer. “The AGS integration is on schedule and we see additional opportunities to reduce capital expenditure and increase operating leverage.”

Financial Highlights: Fiscal Second Quarter Ended September 30, 2008
•	Quarterly revenue of $149.8 million, up 29.6% from the corresponding quarter last year.

•	Quarterly revenue less repair payments of $109.0 million, up 52.0% from the corresponding quarter last year.

•	Quarterly net income of $0.2 million against a net loss of $10.5 million from the corresponding quarter last year.

•	Quarterly adjusted net income (or, net income excluding amortization and impairment of goodwill and intangible assets, share-based compensation, and related fringe benefit taxes) of $11.9 million, up 47.6% from the corresponding quarter last year.

•	Quarterly basic income per ADS of $0.01, up from basic loss per share of $0.25 for the corresponding quarter last year.

•	Quarterly adjusted basic income per ADS (or, basic income per share excluding amortization and impairment of goodwill and intangible assets, share-based compensation, and related fringe benefit taxes) of $0.28, up from $0.19 for the corresponding quarter last year.
Reconciliations of non-GAAP financial measures to GAAP operating results are included at the end of this release.
Key Organizational Developments
In the past quarter, WNS announced the following key developments to its business:
•	The acquisition of AGS, the business process offshoring company servicing Aviva, and an eight year and four month Master Services Agreement, naming WNS as the long-term strategic BPO services provider to Aviva’s UK, and Canadian businesses.

•	The appointment of Karthik Sarma as Chief People Officer, who will focus on attracting, retaining and developing high quality talent for the WNS organization.
Fiscal 2009 Guidance
WNS provided the following guidance for the fiscal year ending March 31, 2009:
•	Revenue less repair payments is expected to be between $385 million and $400 million (down from the previously announced $425 million to $435 million). This assumes a USD to GBP range of 1.45 to 1.60.

•	Net income (excluding amortization and impairment of goodwill and intangible assets, share-based compensation, and related fringe benefit taxes) is still expected to remain between $46 million and $49 million.
“Our operating performance continues to be strong but the recent strength of the dollar against the British Pound in particular puts pressure on our non-US revenue and so we have revised our revenue guidance. However, the dollar has also strengthened considerably against the Indian Rupee and we also have hedges in place, which make us feel comfortable with our profit guidance,” continued Misra.
Conference Call
WNS will host a conference call on November 13, 2008 at 8 am (ET) to discuss the company’s quarterly results. To participate, callers can dial: 1-800-295-3991; international dial-in 617-614-3924; participant passcode 1352836. A replay will also be made available online at www.wnsgs.com for a period of three months beginning two hours after the end of the call.
About WNS
WNS Holdings Ltd. [NYSE: WNS] is a leading global business process outsourcing company. Deep industry and business process knowledge, a partnership approach, comprehensive service offering and a proven track record enables WNS to deliver business value to some of the leading companies in the world. WNS is passionate about building a market-leading company valued by our clients, employees, business partners, investors and communities. For more information, visit www.wnsgs.com.
About Non-GAAP Financial Measures
For financial statement reporting purposes, the company has two reportable segments: WNS Global BPO and WNS Auto Claims BPO. In the auto claims segment, which includes WNS Assistance and Chang Limited, WNS provides claims-handling and accident-management services, in which it arranges for automobile repairs through a network of third-party repair centers. In its accident-management services, WNS acts as the principal in dealings with the third-party repair centers and clients.
In order to provide accident-management services, the Company arranges for the repair through a network of repair centers. Repair costs are invoiced to customers. Amounts invoiced to customers for repair costs paid to the automobile repair centers are recognized as revenue. The Company uses revenue less repair payments for “fault” repairs as a primary measure to allocate resources and measure segment performance. Revenue less repair payments is a non-GAAP measure which is calculated as revenue less payments to repair centers. For “Non fault repairs,” revenue including repair payments is used as a primary measure. As the Company provides a consolidated suite of accident management services including credit hire and credit repair for its “Non fault” repairs business, the Company believes that measurement of that line of business has to be on a basis that includes repair payments in revenue.
The Company believes that the presentation of this non-GAAP measure in the segmental information provides useful information for investors regarding the segment’s financial performance. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with US GAAP.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to attract and retain clients; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; regulatory, legislative and judicial developments; increasing competition in the business process outsourcing industry; political or economic instability in India, Sri Lanka and Jersey; worldwide economic and business conditions, including a slowdown in the U.S. and Indian economies and in the sectors in which our clients are based and a slowdown in the BPO and IT sectors world-wide; our ability to successfully grow our revenues, expand our service offerings and market share and achieve accretive benefits from our acquisition of Aviva Global Services Singapore Private Limited and our master services agreement with Aviva Global Services (Management Services) Private Limited; our ability to successfully consummate strategic acquisitions, as well as other risks detailed in our reports filed with the U.S. Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:
Investors:	Media:
Alan Katz	Aquin Dennison
VP — Investor Relations	Gutenberg Communications
WNS (Holdings) Limited	+1 917 664 7235
+1 212 599-6960 ext. 241	aquin@gutenbergpr.com
ir@wnsgs.com

Reconciliation of revenue less repair payments (non-GAAP) to revenue (GAAP)

				Amount in thousands
	Three months ended		Six months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007

Revenue less repair payments (Non-GAAP)	$109,004	$71,736	$191,224	$141,508
Add: Payments to repair centers	40,793	43,843	81,517	86,593
Revenue (GAAP)	$149,797	$115,579	$272,741	$228,101
Reconciliation of cost of revenue (non-GAAP to GAAP)

				Amount in thousands
	Three months ended		Six months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007

Cost of revenue (Non-GAAP)	$74,119	$48,625	$131,882	$96,081
Add: Payments to repair centers	40,793	43,843	81,517	86,593
Cost of revenue (GAAP)	$114,912	$92,469	$213,399	$182,674
Reconciliation of selling, general and administrative expense (non-GAAP to GAAP)

				Amount in thousands
	Three months ended		Six months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007

Selling, general and administrative expenses (excluding share-based compensation expense and FBT1) (Non-GAAP)	$18,671	$16,981	$34,233	$30,713
Add: Share-based compensation expense	2,471	1,175	4,736	2,164
Add: FBT[1]	162	627	531	627
Selling, general and administrative expenses (GAAP)	$21,304	$18,783	$39,500	$33,504

[1]	FBT means the fringe benefit taxes on options and restricted share units granted to employees under the WNS 2002 Stock Incentive Plan and the WNS 2006 Incentive Award Plan (as applicable) payable by WNS to the government of India.

Reconciliation of operating income (non-GAAP to GAAP)

				Amount in thousands
	Three months ended		Six months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007

Operating income (excluding amortization and impairment of goodwill and intangible assets, share-based compensation and FBT1) (Non-GAAP)	$17,204	$6,873	$26,898	$15,972
Less: Amortization of intangible assets	8,012	479	9,481	1,308
Less: Impairment of goodwill and intangible assets	—	15,465	—	15,465
Less: Share-based compensation expense	3,461	1,918	6,525	3,423
Less: FBT[1]	162	627	531	627
Operating (loss) income (GAAP)	$5,569	$(11,616)	$10,361	$(4,850)
Reconciliation of net income (non-GAAP to GAAP)

				Amount in thousands
	Three months ended		Six months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007

Net income (excluding amortization and impairment of goodwill and intangible assets, share-based compensation and FBT1) (Non-GAAP)	$11,862	$8,035	$20,104	$18,807
Less: Amortization of intangible assets	8,012	479	9,481	1,308
Less: Impairment of goodwill and intangible assets	—	15,465	—	15,465
Less: Share-based compensation expense	3,461	1,918	6,525	3,423
Less: FBT[1]	162	627	531	627
Net income (GAAP)	$227	$(10,454)	$3,567	$(2,015)

[1]	FBT means the fringe benefit taxes on options and restricted share units granted to employees under the WNS 2002 Stock Incentive Plan and the WNS 2006 Incentive Award Plan (as applicable) payable by WNS to the government of India.

Reconciliation of Basic income per ADS (non-GAAP to GAAP)

	Three months ended		Six months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007

Basic income per ADS (excluding amortization and impairment of goodwill and intangible assets, share-based compensation and FBT1) (Non-GAAP)	$0.28	$0.19	$0.47	$0.45
Less: Adjustments for amortization and impairment of goodwill and intangible assets, share-based compensation and FBT[1]	0.27	0.44	0.39	0.50
Basic income per ADS (GAAP)	$0.01	$(0.25)	$0.08	$(0.05)
Reconciliation of Diluted income per ADS (non-GAAP to GAAP)

	Three months ended		Six months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007

Diluted income per ADS ( excluding amortization and impairment of goodwill and intangible assets, share-based compensation and FBT1) (Non-GAAP)	$0.27	$0.19	$0.46	$0.44
Less: Adjustments for amortization and impairment of goodwill and intangible assets, share-based compensation and FBT[1]	0.26	0.44	0.38	0.49
Diluted income/(loss) per ADS (GAAP)	$0.01	$(0.25)	$0.08	$(0.05)

[1]	FBT means the fringe benefit taxes on options and restricted share units granted to employees under the WNS 2002 Stock Incentive Plan and the WNS 2006 Incentive Award Plan (as applicable) payable by WNS to the government of India.

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(Amounts in thousands, except per share data)

	Three months ended		Six months ended
	September 30,		September 30,
	2008	2007	2008	2007

Revenue
Third parties	$148,925	$114,679	$270,961	$226,487
Related parties	872	899	1,780	1,614

	149,797	115,578	272,741	228,101
Cost of revenue	114,912	92,468	213,399	182,674

Gross profit	34,885	23,110	59,342	45,427
Operating expenses
Selling, general and administrative expenses	21,304	18,782	39,500	33,504
Amortization of intangible assets	8,012	479	9,481	1,308
Impairment of goodwill and intangible assets	—	15,465	—	15,465

Operating income (loss)	5,569	(11,616)	10,361	(4,850)
Other income (expense), net	(275)	2,222	(1,788)	4,908
Interest expense	(3,220)	—	(3,367)	—

Income (loss) before income taxes	2,074	(9,394)	5,206	58
Provision for income taxes	(1,847)	(1,060)	(1,639)	(2,073)

Net income (loss)	$227	$(10,454)	3,567	$(2,015)

Basic (loss) income per share	$0.01	$(0.25)	$0.08	$(0.05)
Diluted income (loss) per share	$0.01	$(0.25)	$0.08	$(0.05)

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	As of September 30, 2008	As of March 31, 2008
	(Unaudited)

ASSETS
Current assets
Cash and cash equivalents	$31,328	$102,698
Bank deposits	—	8,074
Accounts receivable, net of allowance of $2,107 and $1,741, respectively	86,418	47,302
Accounts receivable — related parties	113	586
Funds held for clients	5,118	6,473
Employee receivable	1,963	1,179
Prepaid expenses	4,393	3,776
Prepaid income taxes	3,214	2,776
Deferred tax assets — current	538	618
Other current assets	17,549	8,596

Total current assets	150,635	182,078

Goodwill	96,596	87,470
Intangible assets, net	243,487	9,393
Property and equipment, net	48,891	50,840
Deferred contract costs — non current	1,440	1,278
Foreign currency derivative contracts — non current	779	—
Deposits	7,646	7,391
Deferred tax assets — non current	14,657	8,055

TOTAL ASSETS	$564,131	$346,505

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$31,599	15,562
Accounts payable — related parties	—	6
Long term debt — current	20,000	—
Short term line of credit	8,463	—
Short term line of credit — related parties	6,336	—
Accrued employee costs	24,108	26,848
Deferred revenue — current	12,583	7,790
Income taxes payable	3,425	1,879
Deferred tax liabilities — current	1,800	211
Accrual for earn-out payment	—	33,699
Liability on outstanding derivative and interest swap contracts — current	14,366	—
Other current liabilities	40,243	25,806

Total current liabilities	162,923	111,801

Long term debt — non current	180,000	—
Deferred revenue — non current	2,143	1,549
Deferred rent	3,662	2,627
Accrued pension liability	1,965	1,544
Deferred tax liabilities — non current	11,139	1,834
Liability on outstanding derivative and interest swap contracts — non current	3,214	—

	365,046	119,355
Shareholders’ equity:
Ordinary shares, $0.16 (£0.10) par value; Authorized 50,000,000 shares Issued and outstanding: 42,569,239 and 42,363,100 shares, respectively	6,662	6,622
Additional paid-in-capital	176,155	167,459
Ordinary shares subscribed, nil and 1,666 shares, respectively	—	10
Retained earnings	42,472	38,839
Accumulated other comprehensive income (loss)	(26,204)	14,220

Total shareholders’ equity	199,085	227,150

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$564,131	$346,505